December 1, 2003


Bradley C. Burningham, Esq.
455 East 500 South, #205
Salt Lake City, Utah 84111

Re:       Oak Ridge Micro-Energy, Inc., a Colorado corporation (the
          "Company")

Dear Mr. Burningham:

          Thank you for your letter dated December 1, 2003, regarding the S-8 proposals of the Securities and Exchange Commission, which I have reviewed.

          I am not a public relations person for the Company or any other entity. I have not and do not intend to raise any funding for the Company. The services I will render and intend to render for the benefit of the Company include providing advice, documentation and information only to the Company regarding the services I have performed as outlined in the Letter Agreement, and that no services rendered under the Letter Agreement shall be "capital raising" services as that term is defined in applicable securities laws, rules and regulations, or services that may be deemed to be services that promote or maintain a market for the securities of the Company.

          I acknowledge receipt of a copy of the written Letter Agreement and that I have access to the website of the Securities and Exchange Commission where I have reviewed all reports filed by the Company with the Securities and Exchange Commission during the past 12 months.

          Thank you.

                                   Very truly yours,

                                   /s/ Jeffrey Kohutka